UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

PUBLICLY-HELD COMPANY

Corporate Taxpayers’ Registry No. (CNPJ/MF) 02,558,134/0001-58

BOARD OF TRADE (NIRE) NO. 33 300 26253-9

EXCERPT OF ITEM 2 FROM THE MINUTES OF THE 336th EXTRAORDINARY

MEETING OF THE BOARD OF DIRECTORS, HELD ON NOVEMBER 12, 2009.

As secretary of the meeting of the Board of Directors, held on this day, I CERTIFY that item 2 of the Agenda: “BNDES Financings for: (i) Telemar Norte Leste S.A., up to R$2,371,424,000, (ii) TNL PCS S.A., up to R$642,196,000, (iii) Brasil Telecom S.A., up to R$623,445,000, and (iv) 14 Brasil Telecom Celular S.A., up to R$766,018,000,” of the minutes of the 336th meeting of the Board of Directors of Tele Norte Leste Participações S.A. (“TNL”), held on November 12, 2009, at 2 p.m. at the meeting room of the Board of Directors of the company, located at Praia de Botafogo No.300 – 11th Floor, Room 1101, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro, reads as follows:

“As to item (2), with Board Member Mr. Joaquim Dias de Castro, representative of BNDESPAR, having abstained from voting, the Board approved the financing proposals of BNDES for (i) Telemar Norte Leste S.A., in an amount of up to R$2,371,424,000, which resources will be used to finance part of Telemar’s CAPEX for the three-year period from 2009 to 2011. The technical characteristics of this financing are: (a) Borrower: Telemar Norte Leste S.A.; (b) Lender: BNDES; (c) Type of Financing: direct transaction with the BNDES; (d) Guarantee: guarantee (Aval) of TNL and assignment of receivables of TMAR; (e) Term: 9 years; (f) Frequency: grace period of 24 months (quarterly payments of interest) + 84 months of amortization and interest (monthly payments); (g) Total Cost: Sub-credit (Sub-crédito) “A”: R$1,798,137,000 at TJLP+3.95% per annum and Sub-credit “B”: R$573,287,000 at 4.50% per annum; (ii) TNL PCS S.A., in an amount of up to R$642,196,000, which resources will be used to finance part of TNL PCS S.A.’s CAPEX for the three-year period from 2009 to 2011. The technical characteristics of this financing are: (a) Borrower: TNL PCS S.A.; (b) Lender: BNDES; (c) Type of Financing: direct transaction with the BNDES; (d) Guarantee: guarantee (Aval) of TNL and assignment of receivables of TNL PCS S.A.; (e) Term: 9 years; (f) Frequency: grace period of 24 months (quarterly payments of interest) + 84 months of amortization and interest (monthly payments); (g) Total Cost: Sub-credit “A”: R$612,631,000 at TJLP+3.95% per annum and Sub-credit “B”: R$29,565,000 at 4.50% per annum; (iii) Brasil Telecom S.A., in an amount of up to R$623,445,000, which resources will be used to finance part of BTSA’s CAPEX for the three-year period from 2009 to 2011. The technical characteristics of this financing are: (a) Borrower: Brasil Telecom S.A.; (b) Lender: BNDES; (c) Type of Financing: direct transaction with the BNDES; (d) Guarantee: guarantee (Aval) of TNL and assignment of receivables of BTSA; (e) Term: 9 years; (f) Frequency: grace period of 24 months (quarterly payments of interest) + 84 months of amortization and interest (monthly payments); (g) Total Cost: Sub-credit “A”: R$452,293,000 at TJLP+3.95% per annum and Sub-credit “B”: R$171,152,000 at 4.50% per

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Excerpt of Item 2 from the minutes of the 336th General Meeting of the Board of Directors

held on November 12, 2009.

annum; (iv) 14 Brasil Telecom Celular S.A., in an amount of up to R$766,018,000, which resources will be used to finance part of 14 BrT’s CAPEX for the three year period from 2009 to 2011. The technical characteristics of this financing are: (a) Borrower: 14 Brasil Telecom Celular S.A.; (b) Lender: BNDES; (c) Type of Financing: direct transaction with the BNDES; (d) Guarantee: guarantee (Aval) of TNL and assignment of receivables of BTSA; (e) Term: 9 years; (f) Frequency: grace period of 24 months (quarterly payments of interest) + 84 months of amortization and interests (monthly payments); (g) Total Cost: Sub-credit “A”: R$746,964,000 at TJLP+3.95% per annum and Sub-credit “B”: R$19,054,000 at 4.50% per annum; Notes: “Sub-credit A” is earmarked to finance the expansion and quality improvement of the network and compliance with the regulations established by ANATEL. “Sub-credit B” is earmarked to finance the acquisition of machines and equipment in Brazil, pursuant to BNDES PSI, according to FINAME criteria. The matter was unanimously approved by all attending members and the Board of Directors, which directed the Executive Board of Telemar Norte Leste S.A. to take all necessary measures to accomplish the aforementioned financings, including, but not limited to, carrying out all corporate actions, as well as signing any and all documents related to the financings.”

A majority of the members of the Board of Directors were in attendance, and the following signed the minutes: (/s/) José Mauro M. Carneiro da Cunha - President, Otávio Marques de Azevedo, Alexandre Jereissati Legey, Pedro Jereissati, Fernando Magalhães Portella, Álvaro Furtado de Andrade, João Pedro Amado Andrade, Joaquim Dias de Castro (alternate) and Fábio de Oliveira Moser.

Rio de Janeiro, November 12, 2009.

José Augusto da Gama Figueira

Secretary

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Excerpt of Item 2 from the minutes of the 336th General Meeting of the Board of Directors

held on November 12, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2009

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/S/ LUIZ EDUARDO FALCO
Name:	Luiz Eduardo Falco
Title:	Chief Executive Officer

By:	/S/ JULIO CÉSAR PINTO
Name:	Julio César Pinto
Title:	Officer